Mark P. Shuman

U.S. Securities and Exchange Commission

September 16, 2013

STANDARD DRILLING, INC.

870 Market Street, Suite 828

San Francisco, CA 94102

    September 15, 2013

VIA OVERNIGHT MAIL

Mark P. Shuman

Branch Chief - Legal

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NW

Washington, DC 20549

Re:   Standard Drilling, Inc.

Amendment No. 5 to Form 8-K

Filed August 16, 2013

Revised Preliminary Information Statement on Schedule 14C

Filed August 19, 2013

File No. 000-51569

Dear Mr. Shuman:

Standard Drilling, Inc. (“Standard Drilling”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 12, 2013, regarding our fifth amendment (“Amendment No. 5”) to the Form 8-K originally filed on February 14, 2013 (the “Original Form 8-K”) and the fifth amendment to our Preliminary Information Statement on Schedule 14C filed August 16, 2013 (the “Amendment No. 5 to the Preliminary Information Statement”), which was originally filed on March 1, 2013 (the “Original Preliminary Information Statement”). A marked version of the sixth amendment to the Original Form 8-K (“Amendment No. 6”) is enclosed herewith reflecting all changes to Amendment No. 5.  In addition, a marked version of the sixth amendment to the Original Preliminary Information Statement is enclosed herewith reflecting all changes to Amendment No. 5 to the Preliminary Information Statement.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Form 8-K/A Filed on August 16, 2013

General

1.

We note your response to prior comments 1, 2 and 3 regarding your fundraising services. Please consider adding a risk factor or similar disclosure that describes the risks and consequences if you are deemed to be an unregistered broker-dealer, funding portal or investment adviser, or advise us why it is not necessary.

We note the Staff’s comment and respectfully advise the Staff that the Company’s

Mark P. Shuman

U.S. Securities and Exchange Commission

September 16, 2013

continues to hold the position that it is not a broker-dealer, crowd funding intermediary or investment adviser.  Specifically, we refer to the Company’s responses to prior Staff comments 1 through 3 contained in our letter dated August 7, 2013.    Despite the Company’s position, however, we have included the following risk factor disclosure in the Form 8-K as amended:

Although we have never received transaction based compensation for our services directly or indirectly related to the successful raising of capital involving our Investor Members, and consequently, do not believe that we are required to comply with broker-dealer regulations, should either federal or state securities regulators challenge and succeed in taking a contrary position based upon their analysis of the facts and circumstances regarding the conduct of our operations we would need to comply with such rules and regulations.  We charge our Investor Members a non-refundable, fixed administration fee, which covers the costs of maintaining our website and providing Investor Members with weekly digests.  We believe that a non-refundable, monthly fixed $5 charge does not constitute transaction based compensation necessitating broker-dealer registration.  We do not receive any other additional compensation, including forms of equity or other securities, from Investor Members which we believe would be considered transaction based forms of compensation.  If however it is deemed that we are out of compliance with such rules and regulations, we may be subject to civil and/or criminal penalties.

2.

Please revise to address whether your acquisition of Investor Members and matching of them with individuals or entities seeking investment funds may result in non-exempt, unregistered securities sales by your Entrepreneur Members. Please address your apparent lack of safeguards that reduce the risk of such sales and disclose the resulting risks to your business.

We note the Staff’s comment.  We respectfully advise the staff that our “matching” algorithm is not designed to “match” Investor Members with individuals seeking investment funds.  As noted in our response to prior Staff comment no. 1:

“Neither our staff nor our ‘matching’ algorithm is used to ‘select investment opportunities’ for our ‘Investor Members.’ Our ‘matching’ algorithm matches members based on a member’s interests, needs and other information included in a Member’s profile. Most of the “matches” that occur as a result of our algorithm are Entrepreneur Members being matched with other Entrepreneur Members.”

As further noted in our response to prior Staff comment no. 1, “The purpose behind our establishing the ‘Investor Member’ category of membership has never been to solicit individuals seeking to invest funds with our Entrepreneur Members…. As such, we do not screen any of our ‘Investor Members’ to determine if they are accredited investors or meet any other criteria.  As such, we include the following language on our website:

THIS WEBSITE AND THE SERVICES OFFERED IN CONNECTION WITH THIS WEBSITE IS MADE AVAILABLE BY EFACTOR CORP. FOR EDUCATIONAL

Mark P. Shuman

U.S. Securities and Exchange Commission

September 16, 2013

PURPOSES ONLY, TO PROVIDE A NETWORKING PLATFORM FOR ENTREPRENEURS AND TO GIVE YOU GENERAL INFORMATION AND A GENERAL UNDERSTANDING OF AVAILABLE FINANCING OPPORTUNITIES.  NEITHER THIS WEBSITE NOR THE SERVICES OFFERED IN CONNECTION WITH THIS WEBSITE PROVIDE SPECIFIC ADVICE ABOUT MARKET TRENDS; THE SELECTION AND RETENTION OF ADVISERS; OR THE ADVANTAGES OF INVESTING IN SECURITIES VERSUS OTHER TYPES OF INVESTMENTS.  FURTHER, NEITHER THIS WEBSITE NOR THE SERVICES OFFERED IN CONNECTION WITH THIS WEBSITE PROVIDE A SELECTIVE LIST OF SECURITIES OR ASSET ALLOCATION ADVICE. BY USING THIS WEBSITE SITE YOU UNDERSTAND THAT THERE IS NO RELATIONSHIP BETWEEN YOU AND EFACTOR NOR ANY ATTORNEY OR LAW FIRM AFFILIATED WITH EFACTOR OR THIS WEBSITE. ALL MEMBERS SHOULD BE AWARE THAT ANY OFFERS TO PURCHASE OR SELL AND ANY PURCHASES OR SALES OF SECURITIES BY OUR MEMBERS, THROUGH OUR WEBSITE OR OTHERWISE, MUST COMPLY WITH APPLICABLE STATE AND FEDERAL SECURITIES LAWS.  IT IS EACH MEMBER’S RESPONSIBILITY TO ENSURE THAT ANY OFFERS TO PURCHASE OR SELL AND ANY PURCAHSES OR SALES OF SECURITIES BY SUCH MEMBERS, THROUGH OUR WEBSITE OR OTHERWISE, COMPLIES WITH ANY APPLICABLE STATE AND FEDERAL SECURITIES LAWS.  EFACTOR SHALL NOT BE LIABLE FOR MONETARY RELIEF OR FOR INJUNCTIVE OR OTHER EQUITABLE RELIEF, FOR ANY VIOLATION OF STATE AND/OR FEDERAL SECURITIES LAWS RESULTING FROM ANY ACTIONS RELATING TO THE OFFER TO PURCHASE OR SELL OR ANY  PURCHASE OR  SALE OR SALE, OF SECURITIES BY MEMBERS THROUGH OUR WEBSITE OR OTHERWISE.  NOTHING ON THIS WEBSITE CONSTITUTES, OR IS MEANT TO CONSTITUTE, ADVICE OF ANY KIND.  IF YOU REQUIRE ADVICE IN RELATION TO ANY TRANSACTION OR MATTER INVOLVING AN OFFER TO PURCHAE OR SELL ANY SECURITY OR THE PURCHASE OR SALE OF ANY SECURITY, YOU SHOULD CONSULT AN APPROPRIATE PROFESSIONAL.

We further advise the Staff, that in response to the Staff’s comment, we have revised the Form 8-K to include the following additional risk factor disclosure:

Engaging in the unregistered sale of securities through the use of our website or otherwise without an exemption from registration under the Securities Act of 1933 could result in civil or criminal liability

“Our website, and the services offered in connection with our website, is made available by EFactor for educational purposes only, to provide a networking platform for entrepreneurs and to give you general information and a general understanding of available financing opportunities.  Our website and related services are not meant to facilitate, support or negotiate any transactions involving the offer to purchase or sale or the purchase or sale of securities.  Engaging in an unregistered offer to purchase or sale or the purchase or sale of securities without a valid exemption from registration under the Securities of 1933 could result in a member being subject to civil or criminal liability.  There is no relationship between our members and Efactor or any attorney or

Mark P. Shuman

U.S. Securities and Exchange Commission

September 16, 2013

law firm affiliated with EFactor or our website.  It is each member’s responsibility to ensure that any offers to purchase or seal and any purchases or sales of securities by such members through our website or otherwise, complies with any applicable state and federal securities laws.  EFactor shall not be liable for any violation of state and federal securities laws resulting from any actions relating to the offer to purchase or sell or any purchase or sale of securities by members through our website or otherwise.”

3.

In your response to prior comment 1, you indicate that your Investor Members pay a $5 per month fee to receive a weekly email of investment opportunities. Please revise to clarify whether you receive any other compensation from your Investor or Entrepreneur Members for your fundraising services or if you invest or receive equity or other securities for your services.

We note the Staff’s comment and respectfully refer the Staff to the Company’s response to prior Staff comment no. 1.  In our response to prior Staff comment no. 1, we advised the Staff as follows:

“[T]hrough the disclosure in our filing and in prior correspondences with the Staff, we have clearly stated that the only “compensation” we receive is a $5 monthly fee paid by “Investor Members”; this is an administration fee that is fixed. The fee covers administrative costs associated with our website, it is charged regardless of whether an “Investor Member” invests with an Entrepreneur Member. The fee is charged even if an Investor Member does not view a single financing request; and (c) as stated the $5 fee charged to “Investor Members” is fixed, it is not contingent upon an “Investor Member” investing with an Entrepreneur Member, nor does the fee vary based upon the type, amount of or performance of an investment.”

We advise the Staff that we will amend our filing to include additional language to the extent necessary to comply with the Staff’s comment.

4.

In your weekly email digest of investment opportunities, Investor Members click on a hypertext link for more information. Please provide us examples of the webpages that describe the investment opportunities in more detail before the Entrepreneur Members are revealed to the Investor Members. Also, please describe how such pages are created, including the amount of input of your staff has in creating these descriptions.

We respectfully advise the Staff that we have provided with this response letter examples of the requested web pages.  We further advise the Staff that at no point has the Company or its staff provided any advice or input in the creation of the description of any investment opportunities.  Investment opportunities are presented through an automated process: Once the "investor" member clicks on "I am interested" or "Would like more info" (see attached document) - they will be presented with an overview of the Entrepreneur's input.  This is drawn directly from the entry the Entrepreneur member has made and is not altered or added to by Company staff.  Investor members can then either continue to indicate interest, and connect with the member or they can indicate they are no longer interested.  We do not connect the two parties, they do so themselves if both of them wish to connect.  We do not intervene in the process nor provide advice along the way nor alter the information presented.

Mark P. Shuman

U.S. Securities and Exchange Commission

September 16, 2013

Revised Schedule 14C Filed August 19, 2013

General

5.

We note your response to prior comment 10 regarding the requirement that you provide financial statements and corresponding management's discussion and analysis disclosure to your shareholders as part of your information statement. Please expand the disclosure to identify the documents you will be delivering concurrently with the Schedule 14C to provide the information responsive to paragraphs (a)(l)-(a)(4) of Item 13 of Schedule 14A and ensure the associated text complies with Item 13(b)(2) of Schedule 14A.  Your current disclosures reference your Form 10-K for the fiscal year ended December 31, 2012, but the appropriate financial statements and management's discussion are those included in your reverse merger Form 8-K. Your incorporation by reference disclosure should identify the specific sections and page numbers of your Forms 8-K and 10-Q that you are incorporating to comply with Item 13(a)(1)-(a)(4) of Schedule 14A. Confirm that the amended periodic reports you deliver concurrently with the Schedule 14C will address the staff’s comments, including our financial statement comments.

We note the Staff’s comment.  We refer the Staff to the language included in the section “Where You Can Find More Information” of Amendment No. 5 to the Company’s Preliminary Information Statement on Schedule 14C which states:

The Company is required to include in this Information Statement information contained in our annual report on Form 10-K for the fiscal year ended December 31, 2012 and our most recently filed quarterly report on Form 10-Q. We hereby incorporate by reference into this Information Statement our Form 10-K for the year ended December 31, 2012 and our Form 10-Q for the quarterly period ended June 30, 2013 Specifically, we incorporate by reference in this Information Statement the financial statements (including the notes to the financial statements), which were prepared in accordance with Regulation S-X, and management’s discussion and analysis of financial condition and results of operation from the Form 10-K for the year ended December 31, 2012 and our Form 10-Q for the quarterly period ended June 30, 2013.

We further advise the Staff that we have revised the Preliminary Information on Schedule 14C to include the following disclosure:

Item 11. Authorization or Issuance of Securities Otherwise than for Exchange.

If action is to be taken with respect to the authorization or issuance of any securities otherwise than for exchange for outstanding securities of the registrant, furnish the following information:

a.

State the title and amount of securities to be authorized or issued. [See generally “Reasons for the Increased in Authorized Amendment—Share Exchange Agreement Between the Company and the E-Factor Group].

b.

Mark P. Shuman

U.S. Securities and Exchange Commission

September 16, 2013

Furnish the information required by Item 202 of Regulation S-K. [See “Description of Securities] If the terms of the securities cannot be stated or estimated with respect to any or all of the securities to be authorized, because no offering thereof is contemplated in the proximate future, and if no further authorization by security holders for the issuance thereof is to be obtained, it should be stated that the terms of the securities to be authorized, including dividend or interest rates, conversion prices, voting rights, redemption prices, maturity dates, and similar matters will be determined by the board of directors.  [Not applicable.] If the securities are additional shares of common stock of a class outstanding, the description may be omitted except for a statement of the preemptive rights, if any. [We have provided all of the information required by Item 202 of Regulation S-K].  Where the statutory provisions with respect to preemptive rights are so indefinite or complex that they cannot be stated in summarized form, it will suffice to make a statement in the form of an opinion of counsel as to the existence and extent of such rights. [As stated in “Effects of the Increase in Authorized Amendment and Description of Securities, there are no preemptive rights].

c.

Describe briefly the transaction in which the securities are to be issued including a statement as to

1.

the nature and approximate amount of consideration received or to be received by the registrant and [See generally “Reasons for the Increased in Authorized Amendment—B. Exchange Agreement Between the Company and The E-Factor Corp.” and “Reasons for the Increased in Authorized Amendment and C. Potential Transaction with Home Training Initiative Ltd.”].

2.

the approximate amount devoted to each purpose so far as determinable for which the net proceeds have been or are to be used. [See generally “Reasons for the Increased in Authorized Amendment—B. Exchange Agreement Between the Company and The E-Factor Corp.” and “Reasons for the Increased in Authorized Amendment and C. Potential Transaction with Home Training Initiative Ltd.”].

3.

If it is impracticable to describe the transaction in which the securities are to be issued, state the reason, indicate the purpose of the authorization of the securities, and state whether further authorization for the issuance of the securities by a vote of security holders will be solicited prior to such issuance. [Not applicable].

4.

If the securities are to be issued otherwise than in a public offering for cash, state the reasons for the proposed authorization or issuance and the general effect thereof upon the rights of existing security holders. [See generally “Reasons for the Increased in Authorized Amendment—B. Exchange Agreement Between the Company and The E-Factor Corp.” and “Reasons for the Increased in Authorized Amendment and C. Potential Transaction with Home Training Initiative Ltd.”].

Item 13. Financial and Other Information

a.

Mark P. Shuman

U.S. Securities and Exchange Commission

September 16, 2013

Information required. If action is to be taken with respect to any matter specified in Item 11 or 12, furnish the following information:

1.

Financial statements meeting the requirements of Regulation S-X, including financial information required by Rule 3-05 and Article 11 of Regulation S-X with respect to transactions other than that pursuant to which action is to be taken as described in this proxy statement;  [We respectfully refer the Staff to the Section of this Information Statement titled “Where You Can Find More Information] where the Company incorporates both its annual report on Form 10-K for the fiscal year ended December 31, 2012 and its quarterly report on Form 10-Q for the quarter ended June 30, 2013]

2.

Item 302 of Regulation S-K, supplementary financial information [We respectfully refer the Staff to the Section of this Information Statement titled “Where You Can Find More Information] where the Company incorporates both its annual report on Form 10-K for the fiscal year ended December 31, 2012 and its quarterly report on Form 10-Q for the quarter ended June 30, 2013];

3.

Item 303 of Regulation S-K, management's discussion and analysis of financial condition and results of operations [We respectfully refer the Staff to the Section of this Information Statement titled “Where You Can Find More Information] where the Company incorporates both its annual report on Form 10-K for the fiscal year ended December 31, 2012 and its quarterly report on Form 10-Q for the quarter ended June 30, 2013];

4.

Item 304 of Regulation S-K, changes in and disagreements with accountants on accounting and financial disclosure [We respectfully advise the Staff that we have included in the revised Information Statement on Schedule 14C under the section titled “Changes in and Disagreement With Accountants the disclosure that is required pursuant to Item 304 of Regulation S-K];

5.

Item 305 of Regulation S-K, quantitative and qualitative disclosures about market risk [We respectfully refer the Staff to the Section of this Information Statement titled “Where You Can Find More Information] where the Company incorporates both its annual report on Form 10-K for the fiscal year ended December 31, 2012 and its quarterly report on Form 10-Q for the quarter ended June 30, 2013]; and

6.

A statement as to whether or not representatives of the principal accountants for the current year and for the most recently completed fiscal year: (i) are expected to be present at the security holders' meeting; (ii) will have the opportunity to make a statement if they desire to do so; and; (iii) are expected to be available to respond to appropriate questions.  [Not applicable].

1.

Your response to prior comment 11 indicates that once the transactions proposed in your information statement are completed that you will have "a sufficient number of [your] shares of common stock and preferred stock to complete a share exchange whereby [you] exchange [your] securities in exchange for the remaining 30% of EFactor common stock." Please clarify whether any such plans, arrangements, agreements or agreements in principal exist, and if so, disclose the material terms of any proposed transaction.

Mark P. Shuman

U.S. Securities and Exchange Commission

September 16, 2013

We respectfully advise the Staff that we have not entered into any arrangements, agreements, or agreements in principal for the contemplated transaction whereby we will acquire the remaining 30% of the EFactor common stock.  As disclosed in our Information Statement, the Company intends to acquire the remaining 30% of the EFactor shares through a share exchange whereby shares of Standard Drilling will be exchanged for the remaining Efactor shares.  Currently, we have an insufficient number of authorized shares of common stock available for issuance to complete the acquisition of the remaining EFactor shares.  As such, we have not entered into any agreement or made any arrangements in furtherance of the contemplated transaction.

In connection with responding to the comments, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in filing.

•

Staff comments or changes to the disclosures in response to our comments do not foreclose the Commission from taking any action on the filing.

•

The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

Very truly yours,

STANDARD DRILLING, INC.

By: /s/ Adriaan Reinders

Name: Adriaan Reinders

Title: Chief Executive Officer